Exhibit 99.1

Luda Technology Group Limited Implements AI-Enabled Multi-Agent Inquiry and Quotation System to Accelerate Order Processing

Hong Kong, Sept. 08, 2026 (GLOBE NEWSWIRE) – Luda Technology Group Limited (NYSE American: LUD) (the “Company” or “Luda Technology”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, today announced the implementation of an AI-enabled inquiry and quotation system, advancing the Company’s digital transformation initiative and strategy to drive operational efficiency and scalable growth.

The new system has delivered an immediate and measurable productivity gain, reducing the average quotation processing time from approximately 30 minutes to 3 minutes. By accelerating routine quotation work, the system is designed to help the Company respond to international stockists faster, handle higher inquiry volumes without a corresponding increase in headcount, and direct experienced personnel toward technical review, customer engagement, and commercial decision-making to drive new sales opportunities.

Previously, quotations required the Company’s staff to manually review customer inquiries, spreadsheets, and internal records to identify product specifications, item weights, and pricing inputs. The new AI system interprets incoming inquiries, searches validated internal data sources, and generates a preliminary quotation for review. The system also develops and maintains client-specific inquiry profiles based on approved historical interactions, enabling the system to recognize each client’s usual inquiry format, commonly requested products, preferred standards, and customary units of measurement. This client-level personalization is designed to improve product matching and quotation precision to drive customer retention.

The system operates under a human-in-the-loop framework that preserves commercial and technical oversight. Every preliminary quotation is checked and confirmed by authorized Company personnel before release, preserving commercial and technical oversight. The system also features a controlled, closed-loop learning mechanism whereby approved corrections made by staff to preliminary quotations are captured and used to improve the accuracy of future quotations. It applies that feedback to similar future inquiries, progressively reducing errors and compounding the system’s accuracy over time. The system is powered by Moonshot AI’s Kimi’s K3 model, and incorporates a multi-agent architecture, retrieval-augmented generation, intelligent data search, and rules-based pricing logic.

Management Commentary

Mr. Ma Biu, Chief Executive Officer of Luda Technology, commented, “This system marks the beginning of AI integration within our operations and demonstrates our effort to use leading technology to improve operational efficiency. Building on this foundation, we are targeting the progressive scaling of AI infrastructure across the Company and extending intelligent automation to additional business functions. By combining AI with our established product knowledge and more than two decades of commercial experience, we aim to build a faster, more accurate, and scalable business.”

About Luda Technology Group Limited

Luda Technology Group Limited is a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. The Company’s history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company expanded upstream by establishing Luda (Taian) Industrial Company Limited to manufacture flanges and fittings at its self-owned factory in China.

With an operating history of more than 20 years, the Company is principally engaged in: (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) the trading of steel pipes, valves and other steel tubing products. The Company is headquartered in Hong Kong and maintains its manufacturing base in Taian City, Shandong Province, China.

The Company’s sales network includes customers across China, South America, Australia, Europe, Asia and North America. Its customers include manufacturers and traders serving the chemical, petrochemical, maritime, energy and general manufacturing industries.

For more information, please visit Luda Technology’s official website at www.ludahk.com.

Forward-Looking Statements

Certain statements in this press release regarding future expectations, plans, business strategies and prospects, including statements concerning the anticipated benefits of the AI-enabled enquiry and quotation system, the scaling of AI infrastructure within the Company, potential integration of AI capabilities with other companies in the manufacturing industry, and the application of the system across other business processes, may constitute forward-looking statements within the meaning of applicable securities laws. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain these words. Actual results may differ materially from those expressed or implied by these forward-looking statements as a result of various risks and uncertainties, including market conditions, customer demand, project timelines, regulatory requirements, supply-chain conditions and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements contained in this press release speak only as of its date. Luda Technology Group Limited undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Luda Technology Investor Relations

Email: ir@ludahk.com